Filed by Office Properties Income Trust
Commission File No. 001-34364
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Diversified Healthcare Trust
Commission File No. 001-15319
Date: April 26, 2023
The following earnings presentation was first made available on April 26, 2023.

Exhibit 99.2Tampa, FL Office Properties Income Trust First Quarter 2023 Financial Results and Supplemental Information April 26, 2023

Q1 2023 2 Table of Contents QUARTERLY RESULTS Office Properties Income Trust Announces First Quarter 2023 Financial Results ................................................................................. 4 First Quarter 2023 Highlights .......................................................................................................................................................................... 5 First Quarter 2023 Results ................................................................................................................................................................................ 6 FINANCIALS Key Financial Data.............................................................................................................................................................................................. 8 Condensed Consolidated Balance Sheets ................................................................................................................................................... 9 Condensed Consolidated Statements of Income (Loss) ............................................................................................................................ 10 Debt Summary .................................................................................................................................................................................................... 11 Debt Maturity Schedule .................................................................................................................................................................................... 12 Leverage Ratios, Coverage Ratios and Public Debt Covenants ............................................................................................................... 13 Capital Expenditures Summary and Significant Redevelopment Information ...................................................................................... 14 Property Acquisitions and Dispositions Information Since January 1, 2023 .......................................................................................... 15 Investments in Unconsolidated Joint Ventures ............................................................................................................................................ 16 PORTFOLIO INFORMATION Summary Same Property Results .................................................................................................................................................................... 18 Occupancy and Leasing Summary ................................................................................................................................................................. 19 Tenant Diversity and Credit Characteristics.................................................................................................................................................. 20 Tenants Representing 1% or More of Total Annualized Rental Income .................................................................................................. 21 Lease Expiration Schedule ............................................................................................................................................................................... 22 APPENDIX Company Profile and Research Coverage .................................................................................................................................................... 24 Governance Information ................................................................................................................................................................................... 25 Non-GAAP Financial Measures and Certain Definitions ............................................................................................................................ 26 Calculation and Reconciliation of NOI and Cash Basis NOI ...................................................................................................................... 28 Reconciliation and Calculation of Same Property NOI and Same Property Cash Basis NOI .............................................................. 29 Calculation of EBITDA, EBITDAre and Adjusted EBITDAre ....................................................................................................................... 30 Calculation of FFO, Normalized FFO and CAD ........................................................................................................................................... 31 WARNING CONCERNING FORWARD-LOOKING STATEMENTS ............................................................................................................................. 32 Trading Symbols: Common Shares: OPI Senior Unsecured Notes due 2050: OPINL Investor Relations Contact: Kevin Barry, Director (617) 219-1410 kbarry@opireit.com ir@opireit.com Corporate Headquarters: Two Newton Place 255 Washington Street, Suite 300 Newton, Massachusetts 02458-1634 www.opireit.com All amounts in this presentation are unaudited. Unless otherwise noted, all data presented in this presentation excludes three properties, which are encumbered by $82.0 million of mortgage notes, owned by two unconsolidated joint ventures in which OPI owns a 51% and 50% interest. See page 16 for information regarding these joint ventures and related mortgage notes. Please refer to Non-GAAP Financial Measures and Certain Definitions for terms used throughout this presentation.

Q1 2023 3RETURN TO TABLE OF CONTENTS Quarterly Results

Q1 2023 4RETURN TO TABLE OF CONTENTS OFFICE PROPERTIES INCOME TRUST ANNOUNCES FIRST QUARTER 2023 FINANCIAL RESULTS “We ended the quarter with positive operating fundamentals and recognition as a 2023 Energy Star Partner of Year for the sixth consecutive year. Portfolio occupancy increased 170 basis points year over year to 90.5% and we completed 200,000 square feet of leasing with a weighted average lease term of nearly 7 years. We face headwinds as fundamentals impacting office remain challenged due to volatile macroeconomic conditions, the financing environment is difficult and interest rates are higher. Despite these challenges, our attractive portfolio of geographically diverse properties, combined with nearly $530 million of liquidity, position us to advance on core strategies, as well as our announced merger earlier this month. We are excited about the outlook and combined synergies supporting the merger with Diversified Healthcare Trust. This transaction provides us with a tremendous opportunity to create a larger, more diversified REIT with the combination of two institutional quality portfolios, and better positions us to navigate office sector headwinds while providing embedded near and long-term growth and value creation for our shareholders.” Christopher Bilotto, President and Chief Operating Officer Newton, MA (April 26, 2023). Office Properties Income Trust (Nasdaq: OPI) today announced its financial results for the quarter ended March 31, 2023. Dividend OPI has declared a quarterly dividend on its common shares of $0.25 per share to shareholders of record as of the close of business on April 24, 2023. This dividend will be paid on or about May 18, 2023. Conference Call A conference call to discuss OPI's first quarter results will be held on Thursday, April 27, 2023 at 10:00 a.m. Eastern Time. The conference call may be accessed by dialing (877) 328-1172 or (412) 317-5418 (if calling from outside the United States and Canada); a pass code is not required. A replay will be available for one week by dialing (412) 317-0088; the replay pass code is 1986161. A live audio webcast of the conference call will also be available in a listen-only-mode on OPI’s website, at www.opireit.com. The archived webcast will be available for replay on OPI’s website after the call. The transcription, recording and retransmission in any way are strictly prohibited without the prior written consent of OPI. About Office Properties Income Trust OPI is a national REIT focused on owning and leasing high quality office and mixed-use properties in select growth-oriented U.S. markets. As of March 31, 2023, approximately 63% of OPI's revenues were from investment grade rated tenants. OPI owned and leased 157 properties as of March 31, 2023, with approximately 20.9 million square feet located in 30 states and Washington, D.C. In 2023, OPI was named as an Energy Star® Partner of the Year for the sixth consecutive year. OPI is managed by The RMR Group (Nasdaq: RMR), a leading U.S. alternative asset management company with over $37 billion in assets under management as of March 31, 2023, and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. OPI is headquartered in Newton, MA. For more information, visit opireit.com.

Q1 2023 5RETURN TO TABLE OF CONTENTS First Quarter 2023 Highlights Financial Results • Net loss of $0.4 million, or $0.01 per share. • Normalized FFO of $52.7 million, or $1.09 per share. Portfolio Update • Leased 203,000 sq. ft. with a 6.8 year weighted average lease term. • Increased consolidated occupancy to 90.5%, a 170 basis point increase year over year. Investment Activity • Since January 1, 2023, OPI sold three vacant properties containing approximately 89,000 rentable square feet for a sales price of $5.4 million, excluding closing costs. • As of April 25, 2023, OPI has entered into an agreement to sell one vacant property containing approximately 107,000 rentable square feet for a sales price of $4.9 million, excluding closing costs. Liquidity and Financing Activities • As of March 31, 2023, OPI had $23.3 million of cash and cash equivalents and $505.0 million available to borrow under its unsecured revolving credit facility. Merger with Diversified Healthcare Trust (DHC) • On April 11, 2023, OPI and Diversified Healthcare Trust, or DHC, entered into an agreement and plan of merger, pursuant to which, DHC will be merged with and into OPI, with OPI continuing as the surviving entity in the merger, or the Merger. The Merger is subject to the approval of OPI and DHC shareholders and other customary closing conditions.

Q1 2023 6RETURN TO TABLE OF CONTENTS First Quarter 2023 Results Sterling, VA (dollars in thousands, except per share data) Three Months Ended March 31, Financial Results 2023 2022 Net loss $ (446) $ (13,407) Net loss per share $ (0.01) $ (0.28) Normalized FFO $ 52,746 $ 62,722 Normalized FFO per share $ 1.09 $ 1.30 Same Property Cash Basis NOI $ 79,987 $ 83,288 Three Months Ended Leasing Activity March 31, 2023 Leasing activity for new and renewal leases (rentable square feet) 203,000 Weighted average rental rate change (by rentable square feet) (18.5) % Weighted average lease term (by rentable square feet) 6.8 years Leasing concessions and capital commitments (per square foot per lease year) $ 6.37 As of Percent Leased March 31, 2023 December 31, 2022 March 31, 2022 All properties 90.5% 90.6% 88.8% Same properties 93.5% 94.2% 94.4%

Q1 2023 7RETURN TO TABLE OF CONTENTS Financials

Key Financial Data

(dollars in thousands, except per share data)

	As of and for the Three Months Ended				
	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022
Selected Balance Sheet Data:					
Total gross assets	$ 4,591,512	$ 4,541,435	$ 4,507,422	$ 4,578,277	$ 4,703,791
Total assets	$ 4,007,000	$ 3,979,977	$ 3,968,986	$ 4,062,658	$ 4,197,693
Total liabilities	$ 2,647,359	$ 2,593,642	$ 2,562,821	$ 2,647,208	$ 2,740,611
Total shareholders' equity	$ 1,359,641	$ 1,386,335	$ 1,406,165	$ 1,415,450	$ 1,457,082
Selected Income Statement Data:					
Rental income	$ 132,422	$ 127,922	$ 137,683	$ 141,316	$ 147,354
Net income (loss)	$ (446)	$ 6,390	$ 16,964	$ (16,056)	$ (13,407)
NOI	$ 83,772	$ 84,617	$ 85,546	$ 92,416	$ 96,481
Adjusted EBITDA*re*	$ 78,487	$ 79,479	$ 79,957	$ 86,422	$ 91,241
FFO	$ 49,528	$ 55,186	$ 53,802	$ 58,622	$ 62,722
Normalized FFO	$ 52,746	$ 54,495	$ 53,802	$ 58,923	$ 62,722
Rolling four quarter CAD	$ 106,873	$ 126,701	$ 159,550	$ 162,355	$ 158,363
Per Common Share Data (basic and diluted):					
Net income (loss)	$ (0.01)	$ 0.13	$ 0.35	$ (0.33)	$ (0.28)
FFO	$ 1.02	$ 1.14	$ 1.11	$ 1.21	$ 1.30
Normalized FFO	$ 1.09	$ 1.13	$ 1.11	$ 1.22	$ 1.30
Rolling four quarter CAD	$ 2.21	$ 2.62	$ 3.30	$ 3.36	$ 3.28
Dividends:					
Annualized dividends paid per share during the period [1]	$ 2.20	$ 2.20	$ 2.20	$ 2.20	$ 2.20
Annualized dividend yield (at end of period)	17.9%	16.5%	15.7%	11.0%	8.6%
Normalized FFO payout ratio	50.5%	48.7%	49.5%	45.1%	42.3%
Rolling four quarter CAD payout ratio	99.5%	84.0%	66.7%	65.5%	67.1%

	As of 3/31/2023
Capitalization:	
Total common shares (at end of period)	48,563,709
Closing price (at end of period)	$ 12.30
Equity market capitalization (at end of period)	$ 597,334
Debt (principal balance)	2,507,000
Total market capitalization	$ 3,104,334
Liquidity:	
Cash and cash equivalents	$ 23,344
Availability under $750,000 unsecured revolving credit facility	505,000
Total liquidity	$ 528,344

(1) On April 13, 2023, OPI announced a regular quarterly cash distribution of $0.25 per common share ($1.00 per common share per year), resulting in an 8.1% annualized dividend yield based on the March 31, 2023 closing price.

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Q1 2023 8

Q1 2023 9RETURN TO TABLE OF CONTENTS March 31, December 31, 2023 2022 ASSETS Real estate properties: Land $ 817,882 $ 821,238 Buildings and improvements 3,176,756 3,114,836 Total real estate properties, gross 3,994,638 3,936,074 Accumulated depreciation (584,512) (561,458) Total real estate properties, net 3,410,126 3,374,616 Assets of properties held for sale 4,618 2,516 Investments in unconsolidated joint ventures 36,558 35,129 Acquired real estate leases, net 344,064 369,333 Cash and cash equivalents 23,344 12,249 Rents receivable 106,966 105,639 Deferred leasing costs, net 72,762 73,098 Other assets, net 8,562 7,397 Total assets $ 4,007,000 $ 3,979,977 LIABILITIES AND SHAREHOLDERS’ EQUITY Unsecured revolving credit facility $ 245,000 $ 195,000 Senior unsecured notes, net 2,189,776 2,187,875 Mortgage notes payable, net 49,968 49,917 Liabilities of properties held for sale 568 73 Accounts payable and other liabilities 141,103 140,151 Due to related persons 7,441 6,469 Assumed real estate lease obligations, net 13,503 14,157 Total liabilities 2,647,359 2,593,642 Commitments and contingencies Shareholders’ equity: Common shares of beneficial interest, $.01 par value: 200,000,000 shares authorized, 48,563,709 and 48,565,644 shares issued and outstanding, respectively 486 486 Additional paid in capital 2,619,994 2,619,532 Cumulative net income 169,160 169,606 Cumulative common distributions (1,429,999) (1,403,289) Total shareholders’ equity 1,359,641 1,386,335 Total liabilities and shareholders’ equity $ 4,007,000 $ 3,979,977 Condensed Consolidated Balance Sheets (dollars in thousands, except per share data) Rockville, MD

Q1 2023 10RETURN TO TABLE OF CONTENTS Three Months Ended March 31, 2023 2022 Rental income $ 132,422 $ 147,354 Expenses: Real estate taxes 15,333 16,645 Utility expenses 7,260 6,865 Other operating expenses 26,057 27,363 Depreciation and amortization 51,692 60,469 Loss on impairment of real estate — 17,047 Acquisition and transaction related costs (1) 3,218 — General and administrative (2) 5,925 5,706 Total expenses 109,485 134,095 Gain on sale of real estate 2,548 2,149 Interest and other income 164 1 Interest expense (including net amortization of debt premiums, discounts and issuance costs of $2,205 and $2,404, respectively) (25,231) (27,439) Income (loss) before income tax expense and equity in net losses of investees 418 (12,030) Income tax expense (30) (531) Equity in net losses of investees (834) (846) Net loss $ (446) $ (13,407) Weighted average common shares outstanding (basic and diluted) 48,336 48,243 Per common share amounts (basic and diluted): Net loss $ (0.01) $ (0.28) Additional Data: General and administrative expenses / total assets (at end of period) 0.15% 0.14% Non-cash straight line rent adjustments included in rental income $ 4,173 $ 2,686 Lease value amortization included in rental income $ 79 $ (343) Lease termination fees included in rental income $ 99 $ 4,942 Non-cash amortization included in other operating expenses (2) $ 121 $ 121 Non-cash amortization included in general and administrative expenses (2) $ 151 $ 151 (amounts in thousands, except per share data) (1) Acquisition and transaction related costs consist of costs related to OPI's evaluation of potential acquisitions, dispositions and other strategic transactions, including costs incurred in connection with OPI's pending merger with DHC and related transactions. (2) OPI recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price OPI paid for its former investment in The RMR Group Inc., or RMR Inc., common stock in June 2015. This liability is being amortized on a straight line basis through December 31, 2035 as an allocated reduction to business management fee expense and property management fee expense, which are included in general and administrative and other operating expenses, respectively. Condensed Consolidated Statements of Income (Loss)

Q1 2023 11RETURN TO TABLE OF CONTENTS Fixed vs. Variable Rate Debt Fixed 90.2% Variable 9.8% Coupon Rate (1) Interest Rate (2) Principal Balance Maturity Date Due at Maturity Years to Maturity Unsecured Floating Rate Debt: $750,000 unsecured revolving credit facility (3) (4) 6.000% 6.000% $ 245,000 7/31/2023 $ 245,000 0.3 Unsecured Fixed Rate Debt: Senior unsecured notes due 2024 4.250% 4.404% 350,000 5/15/2024 350,000 1.1 Senior unsecured notes due 2025 4.500% 4.521% 650,000 2/1/2025 650,000 1.8 Senior unsecured notes due 2026 2.650% 2.815% 300,000 6/15/2026 300,000 3.2 Senior unsecured notes due 2027 2.400% 2.541% 350,000 2/1/2027 350,000 3.8 Senior unsecured notes due 2031 3.450% 3.550% 400,000 10/15/2031 400,000 8.5 Senior unsecured notes due 2050 6.375% 6.375% 162,000 6/23/2050 162,000 27.2 Subtotal / weighted average 3.825% 3.918% 2,212,000 2,212,000 5.3 Secured Fixed Rate Debt: Mortgage debt - One property in Chicago, IL 3.700% 4.210% 50,000 6/1/2023 50,000 0.2 Total / weighted average 4.035% 4.127% $ 2,507,000 $ 2,507,000 4.7 See accompanying notes on the following page. Secured vs. Unsecured Debt Unsecured 98.0% Secured 2.0% Debt Summary As of March 31, 2023 (dollars in thousands)

Debt Maturity Schedule

As of March 31, 2023
(dollars in thousands)

Year		Unsecured Floating Rate Debt		Unsecured Fixed Rate Debt		Secured Fixed Rate Debt		Total Debt	% of Total Debt
2023	$	245,000 (5)	$	—	$	50,000	$	295,000	11.7%
2024		—		350,000		—		350,000	14.0%
2025		—		650,000		—		650,000	25.9%
2026		—		300,000		—		300,000	12.0%
2027		—		350,000		—		350,000	14.0%
2028 and thereafter		—		562,000		—		562,000	22.4%
Total principal balance	$	245,000	$	2,212,000	$	50,000	$	2,507,000	100.0%
Percent of total principal balance		9.8%		88.2%		2.0%		100.0%	



$800,000
$600,000
$400,000
$200,000
$0
$50,000
$245,000
$350,000
$650,000
$300,000
$350,000
$562,000
2023
2024
2025
2026
2027
2028 and thereafter
Unsecured Floating Rate Debt
Unsecured Fixed Rate Debt
Secured Fixed Rate Debt

(1) Reflects the interest rate stated in, or determined pursuant to, the contract terms.
(2) Includes the effect of mark to market accounting for certain mortgages and discounts and premiums on senior unsecured notes. Excludes the effect of debt issuance costs amortization.
(3) In March 2023, OPI amended its credit agreement governing OPI's revolving credit facility to, among other things, replace LIBOR with the secured overnight financing rate, or SOFR, as the benchmark interest rate for calculating interest payable on amounts outstanding under its revolving credit facility. OPI is required to pay interest at a rate of SOFR plus a premium, which was 110 basis points per annum as of March 31, 2023. OPI also pays a facility fee, which was 25 basis points per annum on the total amount of lending commitments under its revolving credit facility as of March 31, 2023. Both the interest rate premium and facility fee are subject to adjustment based upon changes to OPI's credit ratings. The interest rate listed is as of March 31, 2023 and excludes the 25 basis point facility fee. Effective April 1, 2023, based upon changes to OPI's credit ratings, the interest rate premium and facility fee increased to 145 basis points per annum and 30 basis points per annum, respectively. Subject to the payment of an extension fee and meeting certain other conditions, OPI may extend the maturity date of its revolving credit facility by one six month period.
(4) The maximum aggregate borrowing availability under the credit agreement governing OPI's revolving credit facility may be increased to up to $1,950,000 in certain circumstances.
(5) Represents the amount, if any, outstanding under OPI's revolving credit facility at March 31, 2023.

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Q1 2023 12

Leverage Ratios, Coverage Ratios and Public Debt Covenants

	As of and for the Three Months Ended				
	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022
Leverage Ratios:					
Net debt / total gross assets	54.1%	53.8%	53.4%	54.4%	53.4%
Net debt / gross book value of real estate assets	48.2%	48.0%	47.7%	49.4%	49.1%
Secured debt / total assets	1.2%	1.3%	1.8%	1.8%	2.3%
Variable rate debt / net debt	9.9%	8.0%	5.6%	9.2%	0.0%
Coverage Ratios:					
Adjusted EBITDA*re* / interest expense	3.1x	3.2x	3.2x	3.3x	3.3x
Net debt / rolling four quarter Adjusted EBITDA*re* [1]	7.7x	7.3x	7.0x	7.1x	7.2x
Public Debt Covenants:					
Total debt / adjusted total assets (maximum 60.0%)	47.9%	47.6%	47.4%	48.4%	49.2%
Secured debt / adjusted total assets (maximum 40.0%)	1.0%	1.0%	1.4%	1.4%	1.8%
Consolidated income available for debt service / debt service (minimum 1.50x)	3.1x	3.2x	3.2x	3.4x	3.5x
Total unencumbered assets / unsecured debt (minimum 150.0%)	208.6%	210.2%	209.5%	204.9%	200.7%


Irving, TX

(1) The ratio of net debt / annualized Adjusted EBITDAre for the three months ended March 31, 2023 was 7.9x.

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Q1 2023 13

Capital Expenditures Summary and Significant Redevelopment Information

OFFICE PROPERTIES INCOME TRUST

(dollars and sq. ft. in thousands, except per sq. ft. data)

Capital Expenditures Summary

	For the Three Months Ended				
	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022
Lease related costs	$ 13,041	$ 24,776	$ 17,297	$ 16,131	$ 8,664
Building improvements	4,582	17,323	8,585	4,702	2,783
Recurring capital expenditures	17,623	42,099	25,882	20,833	11,447
Development, redevelopment and other activities	49,471	44,552	36,811	40,302	37,524
Total capital expenditures	$ 67,094	$ 86,651	$ 62,693	$ 61,135	$ 48,971
Average rentable sq. ft. during period	20,932	21,090	21,851	22,716	23,106
Building improvements per average sq. ft. during period	$ 0.22	$ 0.82	$ 0.39	$ 0.21	$ 0.12

Significant Redevelopment Information as of March 31, 2023

Address	Location	Sq. Ft.	% Pre-leased	Estimated Project Costs (2)	Total Costs Incurred	Estimated Completion (3)
20 Massachusetts Avenue	Washington, D.C.	340 (1)	54%	$ 215,000	$ 164,417	Q2 2023
351, 401, 501 Elliott Ave West	Seattle, WA	300	28%	162,000	74,493	Q4 2023
Total significant redevelopment projects		640		$ 377,000	$ 238,910	

(1) Upon completion of this redevelopment project, the property will contain approximately 430 rentable sq. ft.
(2) Estimated project costs include future, estimated lease related costs associated with achieving stabilized occupancy that will be incurred subsequent to the estimated completion date.
(3) Estimated completion date can depend on various factors, including when lease agreements are signed with tenants. Therefore, the actual completion dates may vary.


Parsippany, NJ

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Q1 2023 14

Q1 2023 15RETURN TO TABLE OF CONTENTS Acquisitions: OPI has not acquired any properties since January 1, 2023. Dispositions: Date Sold Location Number of Properties Sq. Ft. Gross Sales Price Gross Sales Price Per Sq. Ft. 1/6/2023 Richmond, VA 3 89 $ 5,350 $ 60.11 Property Acquisitions and Dispositions Information Since January 1, 2023 (dollars and sq. ft. in thousands) Folsom, CA

Investments in Unconsolidated Joint Ventures

As of March 31, 2023
(dollars and sq. ft. in thousands)

Unconsolidated Joint Ventures:

Joint Venture	OPI Ownership	OPI Investment	Number of Properties	Location	Sq. Ft.	Occupancy	Weighted Average Remaining Lease Term [1]
Prosperity Metro Plaza	51%	$ 19,001	2	Fairfax, VA	329	76.6%	2.9 years
1750 H Street, NW	50%	17,557	1	Washington, D.C.	115	46.6%	9.8 years
Total / Weighted Average		$ 36,558	3		444	68.8%	4.4 years

Outstanding Unconsolidated Debt:

Joint Venture	OPI Ownership	Interest Rate [2]	Maturity Date	Principal Balance	Annualized Debt Service	Principal Balance at Maturity	OPI Share of Principal Balance [3]
Prosperity Metro Plaza [4]	51%	4.090%	12/1/2029	$ 50,000	$ 2,045	$ 45,246	$ 25,500
1750 H Street, NW	50%	3.690%	8/1/2024	32,000	1,181	32,000	16,000
Total / Weighted Average		3.934%		$ 82,000	$ 3,226	$ 77,246	$ 41,500

Results of Operations - Unconsolidated Joint Ventures: [5]

	For the Three Months Ended March 31, 2023		
	Prosperity Metro Plaza	1750 H Street, NW	Total
Equity in losses	$ (236)	$ (598)	$ (834)
Depreciation and amortization	678	152	830
Other expenses, net [6]	242	148	390
NOI	684	(298)	386
Lease value amortization included in rental income [7]	(1)	—	(1)
Non-cash straight line rent adjustments included in rental income [7]	(68)	(38)	(106)
Cash Basis NOI	$ 615	$ (336)	$ 279
Contributions paid by OPI	$ —	$ (2,263)	$ (2,263)

(1) Lease term is weighted based on annualized rental income.
(2) Includes the effect of interest rate protection and mark to market accounting.
(3) Reflects OPI's proportionate share of the principal debt balances based on its ownership percentage of the applicable joint venture; none of the debt is recourse to us.
(4) The mortgage loan requires interest-only payments through December 2024, at which time the loan requires principal and interest payments through its maturity date.
(5) Reflects OPI's proportionate share of operating results based on its ownership percentage of the respective joint ventures.
(6) Includes interest expense, net of other income.
(7) OPI's unconsolidated joint ventures report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to the unconsolidated joint ventures by their tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

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Q1 2023 16

Q1 2023 17RETURN TO TABLE OF CONTENTS Portfolio Information

Q1 2023 18RETURN TO TABLE OF CONTENTS For the Three Months Ended 3/31/2023 3/31/2022 Properties (end of period) 151 151 Rentable sq. ft. 19,864 19,835 Percent leased 93.5% 94.4% Rental income $ 132,437 $ 132,265 Same Property NOI $ 84,447 $ 87,151 Same Property Cash Basis NOI $ 79,987 $ 83,288 Same Property NOI % margin 63.8% 65.9% Same Property Cash Basis NOI % margin 62.4% 64.8% Same Property NOI % change (3.1%) Same Property Cash Basis NOI % change (4.0%) Summary Same Property Results (dollars and sq. ft. in thousands) Plantation, FL

Occupancy and Leasing Summary

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and for the Three Months Ended				
	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022
Properties (end of period) [1]	157	160	162	172	174
Rentable sq. ft. [1]	20,895	20,969	21,211	22,491	22,941
Percentage leased	90.5%	90.6%	90.7%	89.4%	88.8%
Leasing Activity (sq. ft.):					
New leases	91	3	223	126	236
Renewals	112	702	383	553	336
Total	203	705	606	679	572
% Change in GAAP Rent: [2]					
New leases	(16.8%)	0.0%	59.1%	8.7%	6.7%
Renewals	(19.7%)	(7.1%)	0.2%	4.0%	3.8%
Total	(18.5%)	(6.7%)	21.6%	4.9%	5.1%
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	7.2	5.0	9.9	8.3	10.4
Renewals	6.4	10.1	5.5	9.4	10.9
Total	6.8	10.1	7.2	9.2	10.7
Leasing Cost and Concession Commitments:					
New leases	$ 4,995	$ 213	$ 33,957	$ 11,199	$ 26,855
Renewals	3,752	60,076	9,056	26,170	5,893
Total	$ 8,747	$ 60,289	$ 43,013	$ 37,369	$ 32,748
Leasing Cost and Concession Commitments per Sq. Ft.:					
New leases	$ 55.17	$ 92.00	$ 152.13	$ 89.01	$ 113.66
Renewals	$ 33.52	$ 85.55	$ 23.66	$ 47.36	$ 17.56
Total	$ 43.20	$ 85.57	$ 70.98	$ 55.08	$ 57.26
Leasing Cost and Concession Commitments per Sq. Ft. per Year:					
New leases	$ 7.67	$ 18.40	$ 15.33	$ 10.79	$ 10.94
Renewals	$ 5.20	$ 8.44	$ 4.27	$ 5.05	$ 1.61
Total	$ 6.37	$ 8.46	$ 9.92	$ 6.00	$ 5.36

(1) Includes one leasable land parcel for periods prior to December 31, 2022.

(2) Percent difference in prior rents charged for same space or, in the case of space acquired vacant, market rental rates for similar space in the building at the date of acquisition. Rents include estimated recurring expense reimbursements paid to us, exclude lease value amortization and are net of lease concessions.

This leasing summary is based on leases entered during the periods indicated.

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Q1 2023 19

Q1 2023 20RETURN TO TABLE OF CONTENTS Investment Grade 63.0% Non-Investment Grade 7.5% Not Rated 29.5% Percentage of Total Annualized Rental Income Tenant Credit Characteristics (4) (3) Tenant Industry Tenant Diversity and Credit Characteristics As of March 31, 2023 (1) Total Government: 34.8% (1) (1) Includes state governments and municipalities. US Government: 19.6% Other Government: 8.9% Government Contractors: 6.3% Real Estate & Financial: 16.3% Technology & Communications: 15.7% Legal & Other Professional Services: 11.6% Manufacturing & Transportation: 10.6% Life Sciences and Medical: 3.3% Food: 2.7% Hospitality: 2.2% Energy Services: 1.2% Other: 1.6% (1) San Jose, CA

Tenants Representing 1% or More of Total Annualized Rental Income

OFFICE PROPERTIES INCOME TRUST

As of March 31, 2023
(dollars and sq. ft. in thousands)

	Tenant	Credit Rating	Sq. Ft.	% of Leased Sq. Ft.	Annualized Rental Income	% of Total Annualized Rental Income
1	U.S. Government	Investment Grade	3,816	20.2%	$ 106,239	19.6%
2	Alphabet Inc. (Google)	Investment Grade	386	2.0%	22,119	4.1%
3	Shook, Hardy & Bacon L.L.P.	Not Rated	596	3.2%	19,163	3.5%
4	IG Investments Holdings LLC	Not Rated	338	1.8%	17,281	3.2%
5	State of California	Investment Grade	519	2.7%	15,970	2.9%
6	Bank of America Corporation	Investment Grade	577	3.1%	15,911	2.9%
7	Commonwealth of Massachusetts	Investment Grade	311	1.6%	12,260	2.3%
8	Tyson Foods, Inc.	Investment Grade	248	1.3%	11,954	2.2%
9	CareFirst Inc.	Not Rated	207	1.1%	11,622	2.1%
10	Northrop Grumman Corporation	Investment Grade	337	1.8%	10,795	2.0%
11	Sonesta International Hotels Corporation (1)	Not Rated	230	1.2%	10,745	2.0%
12	CommScope Holding Company Inc.	Non Investment Grade	228	1.2%	9,466	1.7%
13	Sonoma Biotherapeutics, Inc. (2)	Not Rated	107	0.6%	7,866	1.5%
14	State of Georgia	Investment Grade	308	1.6%	7,345	1.4%
15	PNC Bank	Investment Grade	441	2.3%	6,927	1.3%
16	Micro Focus International plc	Non Investment Grade	215	1.1%	6,836	1.3%
17	Compass Group plc	Investment Grade	267	1.4%	6,697	1.2%
18	ServiceNow, Inc.	Investment Grade	149	0.8%	6,675	1.2%
19	Allstate Insurance Co.	Investment Grade	468	2.5%	6,484	1.2%
20	Automatic Data Processing, Inc.	Investment Grade	289	1.5%	6,196	1.1%
21	Church & Dwight Co., Inc.	Investment Grade	250	1.3%	6,043	1.1%
22	Leidos Holdings Inc.	Investment Grade	159	0.8%	5,950	1.1%
23	Primerica, Inc.	Investment Grade	344	1.8%	5,441	1.0%
			10,790	56.9%	$ 335,985	61.9%


Atlanta, GA

(1) In June 2021, OPI entered into a 30-year lease with Sonesta International Hotels Corporation, or Sonesta. The lease relates to the redevelopment of a property OPI owns in Washington, D.C to a mixed use and Sonesta's lease relates to the planned hotel component of the property. The term of the lease commences upon OPI's delivery of the completed hotel, which is estimated to occur in the second quarter of 2023.

(2) In August 2022, OPI entered into an approximately 10-year lease with Sonoma Biotherapeutics, Inc. The lease is at a property OPI owns in Seattle, WA that is currently undergoing redevelopment. The term of the lease is estimated to commence in the fourth quarter of 2023.

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Q1 2023 21

Q1 2023 22RETURN TO TABLE OF CONTENTS Year (1) Number of Leases Expiring Leased Square Feet Expiring % of Total Leased Square Feet Expiring Cumulative % of Total Leased Square Feet Expiring Annualized Rental Income Expiring % of Total Annualized Rental Income Expiring Cumulative % of Total Annualized Rental Income Expiring 2023 57 1,734 9.2% 9.2% $ 55,765 10.3% 10.3% 2024 50 2,915 15.4% 24.6% 75,074 13.8% 24.1% 2025 39 2,091 11.1% 35.7% 47,456 8.8% 32.9% 2026 36 1,489 7.9% 43.6% 40,116 7.4% 40.3% 2027 35 2,056 10.9% 54.5% 52,360 9.7% 50.0% 2028 19 1,320 7.0% 61.5% 50,315 9.3% 59.3% 2029 23 891 4.7% 66.2% 25,895 4.8% 64.1% 2030 25 885 4.7% 70.9% 25,515 4.7% 68.8% 2031 14 860 4.5% 75.4% 24,306 4.5% 73.3% 2032 and thereafter 49 4,664 24.6% 100.0% 145,537 26.7% 100.0% Total 347 18,905 100.0% $ 542,339 100.0% Weighted average remaining lease term (in years) 5.9 6.4 (1) The year of lease expiration is pursuant to current contract terms. Lease Expiration Schedule As of March 31, 2023 (dollars and sq. ft. in thousands) Cheyenne, WY

Q1 2023 23RETURN TO TABLE OF CONTENTS Appendix

Company Profile and Research Coverage

The Company:
OPI is included in 158 market indices and comprises more than 1% of the following indices as of March 31, 2023: BI North America Office REIT Valuation Peers (BROFFRTV), Bloomberg Real Estate Investment Trust Mid Cap Index (BBREMIDC), Invesco KBW Premium Yield Equity REIT ETF INAV Index (KBWYIV), Invesco S&P SmallCap Low Volatility ETF INAV Index (XSLVIV), Hoya Capital High Dividend Yield Index (GTR) (RIET) and Bloomberg Reit Office Property Index (BBREOFPY).

Management:
OPI is managed by The RMR Group (Nasdaq: RMR). RMR is an alternative asset management company that is focused on commercial real estate and related businesses. RMR primarily provides management services to publicly traded real estate companies, privately held real estate funds and real estate related operating businesses. As of March 31, 2023, RMR had over $37 billion of real estate assets under management and the combined RMR managed companies had more than $16 billion of annual revenues, nearly 2,100 properties and approximately 38,000 employees. OPI believes that being managed by RMR is a competitive advantage for OPI because of RMR's depth of management and experience in the real estate industry. OPI also believes RMR provides management services to it at costs that are lower than OPI would have to pay for similar quality services if OPI were self managed.

Equity Research Coverage

B. Riley Securities, Inc.
Bryan Maher
bmaher@brileyfin.com
(646) 885-5423

BofA Securities
Camille Bonnel
camille.bonnel@bofa.com
(416) 369-2140

Morgan Stanley
Ronald Kamdem
ronald.kamdem@morganstanley.com
(212) 296-8319

RBC Capital Markets
Michael Carroll
michael.carroll@rbccm.com
(440) 715-2649

Rating Agencies and Issuer Ratings

Moody's Investors Service
Ranjini Venkatesan
Ranjini.Venkatesan@moodys.com
(212) 553-3828
Rating: Ba3

S&P Global
Alan Zigman
alan.zigman@spglobal.com
(416) 507-2556
Rating: BB

OPI is followed by the analysts and its credit is rated by the rating agencies listed on this page. Please note that any opinions, estimates or forecasts regarding OPI's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of OPI or its management. OPI does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

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Q1 2023 24

Q1 2023 25RETURN TO TABLE OF CONTENTS Charlotte, NC Governance Information Board of Trustees Donna D. Fraiche Barbara D. Gilmore John L. Harrington Independent Trustee Independent Trustee Independent Trustee William A. Lamkin Elena B. Poptodorova Jeffrey P. Somers Independent Trustee Lead Independent Trustee Independent Trustee Mark A. Talley Jennifer B. Clark Adam D. Portnoy Independent Trustee Managing Trustee Chair of the Board & Managing Trustee Executive Officers Christopher J. Bilotto Matthew C. Brown President and Chief Operating Officer Chief Financial Officer and Treasurer

Non-GAAP Financial Measures and Certain Definitions

OFFICE PROPERTIES INCOME TRUST

Non-GAAP Financial Measures

OPI presents certain "non-GAAP financial measures" within the meaning of the applicable rules of the Securities and Exchange Commission (SEC), including NOI, Cash Basis NOI, Same Property NOI, Same Property Cash Basis NOI, EBITDA, EBITDA*re*, Adjusted EBITDA*re*, FFO, Normalized FFO and CAD. These measures do not represent cash generated by operating activities in accordance with GAAP and should not be considered alternatives to net income (loss) as indicators of OPI's operating performance or as measures of OPI's liquidity. These measures should be considered in conjunction with net income (loss) as presented in OPI's condensed consolidated statements of income (loss). OPI considers these non-GAAP measures to be appropriate supplemental measures of operating performance for a REIT, along with net income (loss). OPI believes these measures provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation and amortization expense, they may facilitate a comparison of OPI's operating performance between periods and with other REITs and, in the case of NOI, Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI reflecting only those income and expense items that are generated and incurred at the property level may help both investors and management to understand the operations of OPI's properties.

NOI and Cash Basis NOI

The calculations of net operating income, or NOI, and Cash Basis NOI exclude certain components of net income (loss) in order to provide results that are more closely related to OPI's property level results of operations. OPI calculates NOI and Cash Basis NOI as shown on page 28 and Same Property NOI and Same Property Cash Basis NOI as shown on page 29. OPI defines NOI as income from OPI's rental of real estate less OPI's property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions that OPI records as depreciation and amortization expense. OPI defines Cash Basis NOI as NOI excluding non-cash straight line rent adjustments, lease value amortization, lease termination fees, if any, and non-cash amortization included in other operating expenses. OPI calculates Same Property NOI and Same Property Cash Basis NOI in the same manner that OPI calculates the corresponding NOI and Cash Basis NOI amounts, except that OPI only includes same properties in calculating Same Property NOI and Same Property Cash Basis NOI. OPI uses NOI, Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI to evaluate individual and company-wide property level performance. Other real estate companies and REITs may calculate NOI, Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI differently than OPI does.

EBITDA, EBITDA*re* and Adjusted EBITDA*re*

OPI calculates earnings before interest, taxes, depreciation and amortization, or EBITDA, EBITDA for real estate, or EBITDA*re*, and Adjusted EBITDA*re* as shown on page 30. EBITDA*re* is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or Nareit, which is EBITDA, excluding gains and losses on the sale of real estate, loss on impairment of real estate assets and adjustments to reflect OPI's share of EBITDA*re* of its unconsolidated joint ventures. In calculating Adjusted EBITDA*re*, OPI adjusts for the items shown on page 30 and include business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP due to their quarterly volatility not necessarily being indicative of OPI's core operating performance and the uncertainty as to whether any such business management incentive fees will be payable when all contingencies for determining such fees are known at the end of the calendar year. Other real estate companies and REITs may calculate EBITDA, EBITDA*re* and Adjusted EBITDA*re* differently than OPI does.

FFO and Normalized FFO

OPI calculates funds from operations, or FFO, and Normalized FFO as shown on page 31. FFO is calculated on the basis defined by Nareit, which is net income (loss), calculated in accordance with GAAP, plus real estate depreciation and amortization of consolidated properties and OPI's proportionate share of the real estate depreciation and amortization of unconsolidated joint venture properties, but excluding impairment charges on real estate assets and any gain or loss on sale of real estate, as well as certain other adjustments currently not applicable to us. In calculating Normalized FFO, OPI adjusts for the other items shown on page 31 and includes business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as an expense in accordance with GAAP due to their quarterly volatility not necessarily being indicative of OPI's core operating performance and the uncertainty as to whether any such business management incentive fees will be payable when all contingencies for determining such fees are known at the end of the calendar year. FFO and Normalized FFO are among the factors considered by OPI's Board of Trustees when determining the amount of distributions to OPI's shareholders. Other factors include, but are not limited to, requirements to maintain OPI's qualification for taxation as a REIT, limitations in OPI's credit agreement and public debt covenants, the availability to OPI of debt and equity capital, OPI's expectation of its future capital requirements and operating performance and OPI's expected needs for and availability of cash to pay its obligations. Other real estate companies and REITs may calculate FFO and Normalized FFO differently than OPI does.

Cash Available for Distribution

OPI calculates cash available for distribution, or CAD, as shown on page 31. OPI defines CAD as Normalized FFO minus recurring real estate related capital expenditures and adjusted for other non-cash and non-recurring items and certain amounts excluded from Normalized FFO but settled in cash. CAD is among the factors considered by OPI's Board of Trustees when determining the amount of distributions to OPI's shareholders. Other real estate companies and REITs may calculate CAD differently than OPI does.

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Q1 2023 26

Q1 2023 27RETURN TO TABLE OF CONTENTS Adjusted total assets and total unencumbered assets include the original cost of real estate assets calculated in accordance with GAAP before impairment writedowns, if any, and exclude depreciation and amortization, accounts receivable and intangible assets. Annualized dividend yield is the annualized dividend per share paid during the period divided by the closing price of OPI's common shares at the end of the period. Annualized rental income is calculated using the annualized contractual base rents from OPI's tenants pursuant to its lease agreements as of March 31, 2023, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to OPI, and excluding lease value amortization. Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets. Cap rate represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses as of the date of the acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, gains and losses on early extinguishment of debt, gains and losses on sales of properties and equity in earnings of unconsolidated joint ventures and including distributions from OPI's unconsolidated joint ventures, if any, determined together with debt service for the period presented. Development, redevelopment and other activities generally include capital expenditure projects that reposition a property or result in new sources of revenue. GAAP is U.S. generally accepted accounting principles. Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any. Gross sales price is equal to the gross contract price and excludes closing costs. Investment grade tenants include: (a) investment grade rated tenants; (b) tenants with investment grade rated parent entities that guarantee the tenant's lease obligations; and/or (c) tenants with investment grade rated parent entities that do not guarantee the tenant's lease obligations. Tenants contributing 53.1% of annualized rental income as of March 31, 2023 were investment grade rated (or their payment obligations were guaranteed by an investment grade rated parent) and tenants contributing an additional 9.9% of annualized rental income as of March 31, 2023 were subsidiaries of an investment grade rated parent (although these parent entities are not liable for the payment of rents). Lease related costs generally include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space and leasing related costs, such as brokerage commissions and tenant inducements. Leased square feet is pursuant to leases existing as of March 31, 2023, and includes (i) space being fitted out for tenant occupancy pursuant to OPI's lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any. Square footage measurements are subject to changes when space is remeasured or reconfigured for new tenants. Leasing cost and concession commitments include commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent. Net debt is total debt less cash. Percent leased includes (i) space being fitted out for occupancy pursuant to OPI's lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date. Purchase price represents the gross purchase price, including assumed debt, if any, and excludes acquisition related costs and purchase price adjustments and allocations. Rentable square feet represents total square feet available for lease as of the measurement date. Square footage measurements are subject to changes when space is remeasured or reconfigured for new tenants. Rolling four quarter CAD represents CAD for the preceding twelve month period as of the respective quarter end date. Same properties for the three months ended March 31, 2023 is based on properties OPI owned continuously since January 1, 2022; excludes properties classified as held for sale and properties undergoing significant redevelopment, if any, and three properties owned by two unconsolidated joint ventures in which OPI owns a 51% and 50% interest. Same property cash basis NOI % margin is Same Property Cash Basis NOI as a percentage of same property cash basis rental income. Cash basis rental income excludes non-cash straightline rent adjustments, the net effect of non-cash amortization of intangible lease assets and liabilities and lease termination fees, if any. Same property NOI % margin is Same Property NOI as a percentage of same property rental income. Total debt represents the outstanding principal balance as of the date reported. Total gross assets is total assets plus accumulated depreciation. Weighted average remaining lease term is the average remaining lease term in years weighted based on annualized rental income. Non-GAAP Financial Measures and Certain Definitions (Continued)

Calculation and Reconciliation of NOI and Cash Basis NOI

(dollars in thousands)

	For the Three Months Ended				
	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022
Calculation of NOI and Cash Basis NOI:					
Rental income	$ 132,422	$ 127,922	$ 137,683	$ 141,316	$ 147,354
Property operating expenses	(48,650)	(43,305)	(52,137)	(48,900)	(50,873)
NOI	83,772	84,617	85,546	92,416	96,481
Non-cash straight line rent adjustments included in rental income	(4,173)	(3,604)	(1,765)	(2,775)	(2,686)
Lease value amortization included in rental income	(79)	195	204	233	343
Lease termination fees included in rental income	(99)	(176)	(83)	(2,175)	(4,942)
Non-cash amortization included in property operating expenses [(1)]	(121)	(121)	(121)	(121)	(121)
Cash Basis NOI	$ 79,300	$ 80,911	$ 83,781	$ 87,578	$ 89,075
Reconciliation of Net Income (Loss) to NOI and Cash Basis NOI:					
Net income (loss)	$ (446)	$ 6,390	$ 16,964	$ (16,056)	$ (13,407)
Equity in net losses of investees	834	878	952	833	846
Income tax expense (benefit)	30	(161)	90	(190)	531
Income (loss) before income tax expense (benefit) and equity in net losses of investees	418	7,107	18,006	(15,413)	(12,030)
(Gain) loss on early extinguishment of debt	—	(759)	—	77	—
Interest expense	25,231	24,557	24,969	26,515	27,439
Interest and other income	(164)	(144)	(56)	(16)	(1)
(Gain) loss on sale of real estate	(2,548)	(3,564)	(16,925)	11,637	(2,149)
General and administrative	5,925	5,781	6,564	7,083	5,706
Acquisition and transaction related costs	3,218	68	—	224	—
Loss on impairment of real estate	—	—	—	4,773	17,047
Depreciation and amortization	51,692	51,571	52,988	57,536	60,469
NOI	83,772	84,617	85,546	92,416	96,481
Non-cash amortization included in property operating expenses [(1)]	(121)	(121)	(121)	(121)	(121)
Lease termination fees included in rental income	(99)	(176)	(83)	(2,175)	(4,942)
Lease value amortization included in rental income	(79)	195	204	233	343
Non-cash straight line rent adjustments included in rental income	(4,173)	(3,604)	(1,765)	(2,775)	(2,686)
Cash Basis NOI	$ 79,300	$ 80,911	$ 83,781	$ 87,578	$ 89,075

(1) OPI recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price OPI paid for its former investment in RMR Inc. common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035 as a reduction to property management fees expense, which is included in property operating expenses.

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Q1 2023 28

Q1 2023 29RETURN TO TABLE OF CONTENTS For the Three Months Ended 3/31/2023 3/31/2022 Reconciliation of NOI to Same Property NOI: Rental income $ 132,422 $ 147,354 Property operating expenses (48,650) (50,873) NOI 83,772 96,481 Less: NOI of properties not included in same property results 675 (9,330) Same Property NOI $ 84,447 $ 87,151 Calculation of Same Property Cash Basis NOI: Same Property NOI $ 84,447 $ 87,151 Add: Lease value amortization included in rental income (79) 253 Less: Non-cash straight line rent adjustments included in rental income (4,173) (2,809) Lease termination fees included in rental income (99) (1,207) Non-cash amortization included in property operating expenses (1) (109) (100) Same Property Cash Basis NOI $ 79,987 $ 83,288 (1) OPI recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price OPI paid for its former investment in RMR Inc. common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035 as a reduction to property management fees expense, which is included in other operating expenses. Reconciliation and Calculation of Same Property NOI and Same Property Cash Basis NOI (dollars in thousands) Chicago, IL

Q1 2023 30RETURN TO TABLE OF CONTENTS For the Three Months Ended 3/31/2023 12/31/2022 9/30/2022 6/30/2022 3/31/2022 Net income (loss) $ (446) $ 6,390 $ 16,964 $ (16,056) $ (13,407) Add (less): Interest expense 25,231 24,557 24,969 26,515 27,439 Income tax expense (benefit) 30 (161) 90 (190) 531 Depreciation and amortization 51,692 51,571 52,988 57,536 60,469 EBITDA 76,507 82,357 95,011 67,805 75,032 Add (less): Loss on impairment of real estate — — — 4,773 17,047 (Gain) loss on sale of real estate (2,548) (3,564) (16,925) 11,637 (2,149) Distributions received from unconsolidated joint ventures — — — — 51 Equity in losses of unconsolidated joint ventures 834 878 952 833 846 EBITDAre 74,793 79,671 79,038 85,048 90,827 Add (less): Acquisition and transaction related costs 3,218 68 — 224 — General and administrative expense paid in common shares (1) 476 499 919 1,073 414 (Gain) loss on early extinguishment of debt — (759) — 77 — Adjusted EBITDAre $ 78,487 $ 79,479 $ 79,957 $ 86,422 $ 91,241 Calculation of EBITDA, EBITDAre and Adjusted EBITDAre (dollars in thousands) (1) Amounts represent equity based compensation to OPI's Trustees, OPI's officers and certain other employees of RMR.

Calculation of FFO, Normalized FFO and CAD

(amounts in thousands, except per share data)

	For the Three Months Ended				
	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022
Net income (loss)	$ (446)	$ 6,390	$ 16,964	$ (16,056)	$ (13,407)
Add (less): Depreciation and amortization:					
Consolidated properties	51,692	51,571	52,988	57,536	60,469
Unconsolidated joint venture properties	830	789	775	732	762
Loss on impairment of real estate	—	—	—	4,773	17,047
(Gain) loss on sale of real estate	(2,548)	(3,564)	(16,925)	11,637	(2,149)
FFO	49,528	55,186	53,802	58,622	62,722
Add (less): Acquisition and transaction related costs	3,218	68	—	224	—
(Gain) loss on early extinguishment of debt	—	(759)	—	77	—
Normalized FFO	52,746	54,495	53,802	58,923	62,722
Add (less): Non-cash expenses (1)	(1,902)	(1,464)	(640)	(192)	(465)
Distributions from unconsolidated joint ventures	—	—	—	—	51
Depreciation and amortization - unconsolidated joint ventures	(830)	(789)	(775)	(732)	(762)
Equity in net losses of investees	834	878	952	833	846
Non-cash straight line rent adjustments included in rental income	(4,173)	(3,604)	(1,765)	(2,775)	(2,686)
Lease value amortization included in rental income	(79)	195	204	233	343
Net amortization of debt premiums, discounts and issuance costs	2,205	2,188	2,176	2,366	2,404
Recurring capital expenditures	(17,623)	(42,099)	(25,882)	(20,833)	(11,447)
CAD	$ 31,178	$ 9,800	$ 28,072	$ 37,823	$ 51,006
Weighted average common shares outstanding (basic and diluted)	48,336	48,334	48,286	48,249	48,243
Per common share amounts (basic and diluted):					
Net income (loss)	$ (0.01)	$ 0.13	$ 0.35	$ (0.33)	$ (0.28)
FFO	$ 1.02	$ 1.14	$ 1.11	$ 1.21	$ 1.30
Normalized FFO	$ 1.09	$ 1.13	$ 1.11	$ 1.22	$ 1.30
CAD	$ 0.65	$ 0.20	$ 0.58	$ 0.78	$ 1.06

(1) Non-cash expenses include equity based compensation, adjustments recorded to capitalize interest expense and amortization of the liability for the amount by which the estimated fair value for accounting purposes exceeded the price OPI paid for its former investment in RMR Inc. common stock in June 2015. This liability is being amortized on a straight line basis through December 31, 2035 as an allocated reduction to business management fee expense and property management fee expense, which are included in general and administrative and other operating expenses, respectively.

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Q1 2023 31

Q1 2023 32RETURN TO TABLE OF CONTENTS Warning Concerning Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws that are subject to risks and uncertainties. These statements may include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions. Forward-looking statements reflect management's current expectations, are based on judgments and assumptions, are inherently uncertain and are subject to risks, uncertainties and other factors, which could cause OPI's actual results, performance or achievements to differ materially from expected future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these forward-looking statements and the related risks, uncertainties and other factors include, but are not limited to, the following: the likelihood that OPI will complete its pending Merger, and related transactions with DHC, including OPI's and DHC's ability to obtain shareholder approval, OPI's ability to obtain an amendment or replacement of its credit agreement and obtaining other financing, consents or approvals required in connection with the Merger, expected synergies from the Merger and that OPI's shareholders will benefit from the Merger; the impact of increasing or sustained high interest rates, inflation, labor market challenges, dislocation and volatility in the public equity and debt markets, conditions in the commercial real estate industry generally and in the sectors we operate, geopolitical instability and economic downturns or recessions on OPI and its tenants; the extent to which changes in office space utilization and needs, including due to remote work arrangements, may impact demand for office space at OPI's properties; the financial strength of OPI's tenants; risks and uncertainties regarding the costs and timing of development, redevelopment and repositioning activities, including as a result of inflation, cost overruns, supply chain challenges, labor shortages, construction delays or inability to obtain necessary permits; whether OPI's tenants will renew or extend their leases and not exercise early termination options pursuant to their leases or that OPI will obtain replacement tenants on terms as favorable to OPI as its prior leases; OPI's ability to successfully recycle and deploy capital; the likelihood that OPI's tenants will pay rent or be negatively affected by cyclical economic conditions or government budget constraints; OPI's ability to pay distributions to its shareholders and to maintain or increase the amount of such distributions; OPI's ability to increase or maintain occupancy at its properties on terms desirable to it; OPI's ability to increase rents when its leases expire or renew; OPI's ability to manage its capital expenditures and other operating costs effectively and to maintain and enhance its properties and their appeal to tenants; OPI's ability to acquire properties that realize its targeted returns; OPI's ability to sell properties at prices it targets; OPI's ability to cost effectively raise and balance its use of debt and equity capital; OPI's ability to make required payments on debt; OPI's ability to maintain sufficient liquidity, including the availability of borrowings under its revolving credit facility and otherwise manage leverage; OPI's credit ratings; the ability of OPI's manager, RMR, to successfully manage OPI; OPI's qualification for taxation as a REIT; changes in federal or state tax laws; competition within the commercial real estate industry, particularly in those markets in which OPI's properties are located; compliance with, and changes to, federal, state and local laws and regulations, accounting rules, tax laws and similar matters; the impact of any U.S. government shutdown or failure to increase the government debt ceiling on OPI's ability to collect rents and pay its operating expenses, debt obligations and distributions to shareholders on a timely basis; actual and potential conflicts of interest with OPI's related parties, including its Managing Trustees, RMR, Sonesta and others affiliated with them; limitations imposed by and OPI's ability to satisfy complex rules to maintain OPI's qualification for taxation as a REIT for U.S. federal income tax purposes; acts of terrorism, outbreaks or continuation of pandemics or other public health safety events or conditions, war or other hostilities, material or prolonged disruption to supply chains, climate change, or other manmade or natural disasters beyond OPI's control; and other matters. These risks, uncertainties and other factors are not exhaustive and should be read in conjunction with other cautionary statements that are included in OPI's periodic filings. The information contained in OPI's filings with the SEC, including under the caption "Risk Factors" in its periodic reports, or incorporated therein, identifies important factors that could cause differences from the forward-looking statements in this presentation. OPI's filings with the SEC are available on the SEC's website at www.sec.gov. You should not place undue reliance on forward-looking statements. Except as required by law, OPI undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Q1 2023 33RETURN TO TABLE OF CONTENTS Important Additional Information About the Merger In connection with the Merger, OPI intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary prospectus and related materials to register the common shares of beneficial interest of OPI, or the OPI Common Shares, to be issued in the Merger. OPI and DHC intend to file a joint proxy statement/prospectus and other documents concerning the Merger with the SEC. The proposed transaction involving OPI and DHC will be submitted to OPI’s and DHC’s shareholders for their consideration. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OPI, DHC AND THE MERGER. When available, the relevant portions of the joint proxy statement/prospectus will be mailed to OPI’s and DHC’s shareholders. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by OPI with the SEC may be obtained for free on OPI’s Investor Relations website at www.opireit.com/investors/ or by contacting the OPI Investor Relations department at 1-617-219-1410. In addition to the registration statement and joint proxy statement/prospectus expected to be filed, OPI files annual, quarterly and current reports and other information with the SEC. OPI’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval in any jurisdiction with respect to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Participants in the Solicitation OPI and certain of its trustees and executive officers, DHC and certain of its trustees and executive officers, and RMR and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from OPI’s and DHC’s shareholders in connection with the Merger. Certain information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of OPI’s and DHC’s shareholders in connection with the Merger and a description of their direct and indirect interests will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about OPI’s trustees and executive officers is included in the proxy statement for OPI’s 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Information about DHC’s trustees and executive officers is included in the proxy statement for DHC’s 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. Warning Concerning Forward-Looking Statements (Continued)